UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dynacq Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26779V105

(CUSIP Number)

Bert Chan

3836 Oberlin St.

Houston, Texas 77005

(713) 875-3795

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26779V105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Eric K. Chan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 199,811
	8.	Shared voting power 0
	9.	Sole dispositive power 199,811
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 199,811
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 26779V105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Bert Chan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 218,962
	8.	Shared voting power 0
	9.	Sole dispositive power 218,962
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 218,962
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 26779V105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Chan Chang Chin Ying
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 719,643
	8.	Shared voting power 0
	9.	Sole dispositive power 719,643
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 719,643
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 26779V105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Edward K. Chiu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 190,000
	8.	Shared voting power 0
	9.	Sole dispositive power 190,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 190,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.3%
14.	Type of reporting person (see instructions) IN

This Amendment No. 2 to Schedule 13D (this “Amendment”) is filed as an amendment to the statement on Schedule 13D filed on September 12, 2012, as amended by the statement on Schedule 13D/A (Amendment No. 1) filed on September 24, 2012 (the “Statement”), by Eric K. Chan, Bert Chan, Philip S. Chan, Chan Chang Chin Ying and Edward K. Chiu (collectively, the “Reporting Persons”). This Amendment is being filed to (i) report that the Reporting Persons, Ella Y.T.C. Chan and the Estate of Chiu M. Chan may no longer be deemed to constitute a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, by virtue of the information provided below and (ii) amend and supplement the disclosure in Items 4, 5 and 6 of the Statement . This Amendment and the Statement relate to the common stock, par value $0.001 per share (“Common Stock”), of Dynacq Healthcare, Inc., a Nevada corporation (the “Company”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On September 24, 2012, the Reporting Persons together with Ms. Chan and the Estate of Chiu M. Chan (collectively, the “Former Group Members”) delivered to the Company a written consent voting certain shares of Common Stock held by such persons in favor of the removal of Ping S. Chu, James G. Gerace and Stephen L. Huber as directors of the Company. On October 9, 2012, the Company filed a definitive information statement on Schedule 14C relating to this stockholder action and the removal of such directors was effective as of October 30, 2012. Effective with such removal, the Former Group Members may no longer be deemed to constitute a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended.

None of Eric K. Chan, Bert Chan, Chan Chang Chin Ying and Edward K. Chiu have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to its investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Company, or to formulate other purposes, plans or proposals in the future depending on market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

Item 5(e) is hereby amended and supplemented with the following:

Effective with the removal of directors described above on October 30, 2012, each of Eric K. Chan, Bert Chan, Chan Chang Chin Ying and Edward K. Chiu ceased to be beneficial owners of more than five percent of the outstanding Common Stock of the Company and may no longer be deemed to constitute a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement, dated May 23, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2013

By:	/s/ Eric K. Chan
Name:	Eric K. Chan

By:	/s/ Bert Chan
Name:	Bert Chan

By:	/s/ Chan Chang Chin Ying
Name:	Chan Chang Chin Ying

By:	/s/ Edward K. Chiu
Name:	Edward K. Chiu